Exhibit 1.02

CONFLICTS MINERALS REPORT

OF AIR T, INC.

                    2013

Introduction

Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the rules adopted by the Securities and Exchange Commission (the “SEC”) to implement Section 1502 (collectively, the “Rule”) relate to the use of gold, as well as tin, tantalum and tungsten, which are derivatives of cassiterite, columbite-tantalite and wolframite (collectively, the “Subject Minerals”), in manufactured products. Pursuant to the Rule, each issuer for whom the Subject Minerals are necessary to the functionality or production of a product that the issuer manufactures must disclose annually whether any of the Subject Minerals that are included in an issuer’s products originated in the Democratic Republic of the Congo or an adjoining country (collectively, the “Covered Countries”). If any products manufactured by an issuer include any of the Subject Minerals necessary to the functionality or production of the product originated in any of the Covered Countries, the Rule requires such issuer to submit a report to the SEC that includes, among other things, a description of the measures it took to exercise due diligence on the Subject Minerals’ source and chain of custody.

In accordance with the Rule, and due to the uncertainty whether any of the products manufactured by Air T, Inc. (the “Company”) or any of its subsidiaries includes any Subject Mineral that may have originated from any of the Covered Countries, the Company is submitting this Conflict Minerals Report for the period from January 1, 2013 through December 31, 2013.

Our Company

Air T, Inc. operates wholly owned subsidiaries in three industry segments. The overnight air cargo segment, comprised of its Mountain Air Cargo, Inc. and CSA Air, Inc. subsidiaries, operates in the air express delivery services industry. The ground support services segment, comprised of its Global Aviation Services, LLC subsidiary, provides ground support equipment maintenance and facilities maintenance services to domestic airlines and aviation service providers. The ground equipment sales segment, comprised of its Global Ground Support, LLC (“GGS”) subsidiary, manufactures and provides mobile deicers and other specialized equipment products to passenger and cargo airlines, airports, the military and industrial customers. Of the Company’s subsidiaries, only GGS manufactures, or contracts for the manufacture of, any products.

GGS manufactures mobile deicing equipment with capacities ranging from 700 to 2,800 gallons, scissor-lift equipment for catering, cabin service and maintenance service of aircraft, a line of decontamination equipment, flight-line tow tractors, glycol recovery vehicles and other special purpose mobile equipment. GGS’s manufacturing activity involves only the assembly of its products from vehicles, components and sub-assemblies acquired from suppliers, including certain components and sub-assemblies manufactured by suppliers to unique specifications of GGS. These vehicles, components and sub-assemblies acquired from suppliers, in turn, typically include further components and sub-assemblies acquired by the Company’s direct suppliers from other suppliers. Because GGS assembles its products from vehicles, components and sub-assemblies acquired from third parties, it must rely on its direct suppliers (and they in turn rely upon their suppliers) to determine whether any of the vehicles, components and sub-assemblies included in GGS’s products include any of the Subject Minerals and, if any of the Subject Minerals are included in any product, the source of the Subject Mineral.

The Company supports efforts to end the human suffering associated with the mining of the Subject Minerals in the Covered Countries that directly or indirectly finance or benefit armed groups that have been identified as perpetrators of serious human rights abuses.

For the fiscal year ended March 31, 2013, GGS’s revenues were approximately $40.3 million.

Conflict Minerals Policy

The Company and GGS support efforts to end the human suffering and environmental impact associated with the mining of the Subject Minerals in the Covered Countries that directly or indirectly finance or benefit armed groups that have been identified as perpetrators of serious human rights abuses. GGS will endeavor to support its customers in meeting their legislative and regulatory requirements with respect to identifying the source of Subject Minerals. GGS suppliers are expected to ensure that the parts and products supplied to GGS are DRC conflict-free (that is, that do not contain Subject Minerals from mines in the Covered Countries that directly or indirectly finance or benefit armed groups). Suppliers are to establish policies, due diligence frameworks and management systems consistent with the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas.

Conflict Minerals Disclosure

To determine whether any of its products included any of the Subject Minerals and, if so, the country of origin of the Subject Minerals, GGS, at the direction of the Company, contacted its primary suppliers, a number of which are distributors and not manufacturers, requesting that the supplier confirm whether the vehicles, components and subassemblies and any other items provided by the suppler contained any Subject Minerals and, if so, whether the source of all Subject Minerals included in the products sold to GGS were from scrap or recycled material or, if the source was not from scrap or recycled materials, whether the country of origin of any such Subject Minerals was any of the Covered Countries. GGS received responses from all of the 35 primary third-party suppliers that it had contacted.

None of the responses received by GGS from these third-party suppliers indicated that, with respect to any products supplied by such supplier to GGS that contained any of the Subject Minerals, the source of such Subject Minerals was not from scrap or recycled materials and was from any of the Covered Countries. However, while a number of suppliers whose products included any Subject Minerals certified that either the source of the Subject Minerals was either scrap or recycled materials or from a country other than the Covered Countries, many of the suppliers whose products included Subject Minerals, including the primary supplier of vehicles used as the platform for the bulk of GGS’s products, reported that the source of the Subject Minerals was unknown or uncertain.

This Conflicts Minerals Report is also available on the Company’s website at http://www.airt.net/conflictmineralsdisclusure.html.

Due Diligence

The Rule requires that if an issuer knows that any Subject Minerals included in its products originated from any of the Covered Companies and not from scrap or recycled material, or has reason to believe that any such Subject Minerals may have originated from any of the Covered Companies and not from scrap or recycled material, it must exercise due diligence on the source and chain of custody of the Subject Minerals. The Rule requires that the due diligence must conform to a nationally or internationally recognized due diligence framework, if such framework exists for the Subject Mineral. The OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (2013) (the “OECD Framework”) establishes a framework for due diligence with respect to the source and supply chain for the Subject Minerals. The OECD Framework establishes certain steps for risk-based due diligence of the Subject Minerals supply chain, which include:

•	Establish strong company management systems, including communicating with suppliers and the public with respect to the supply chain for Subject Minerals originating from the Covered Countries, establishing a system of controls and transparency over the supply chain, and strengthening company engagement with suppliers;

•	Identify and assess risk in the supply chain, which includes identifying whether the suppliers or the suppliers’ upstream suppliers operate in any of the Covered Countries or are known to have sourced Subject Minerals from any of the Covered Countries;

•	Design and implement a strategy to respond to identified risks, including devising a strategy to address suppliers with risks of sourcing Subject Minerals from mines in Covered Countries that directly or indirectly finance or benefit armed groups, including continuing trade during periods of risk mitigation, temporarily suspending trade with such suppliers or disengaging with the supplier after failed mitigation efforts;

•	Report on supply chain due diligence, which includes the publication of a report such as this Conflicts Minerals Report.

GGS faced significant challenges in exercising due diligence in accordance with the OECD Framework. GGS’s manufacturing activity involves only the assembly of its products from vehicles, components and sub-assemblies acquired from suppliers. These vehicles, components and sub-assemblies acquired from suppliers, in turn, typically include further components and sub-assemblies acquired by the Company’s direct suppliers from other suppliers, who acquire components and materials from other suppliers and so on up the supply chain. Several of GGS’s primary suppliers are distributors, and not manufacturers, of the items supplied to GGS. Because GGS assembles its products from vehicles, components and sub-assemblies acquired from third parties, it must rely on its direct suppliers (and they in turn rely upon their suppliers, who rely upon their suppliers and so on up the supply chain) to determine whether any of the vehicles, components and sub-assemblies included in GGS’s products include any of the Subject Minerals and, if any Subject Minerals are included in any product, the source of the Subject Mineral.

GGS engaged with each of its primary suppliers to evaluate the sourcing of any Subject Minerals, specifically whether any Subject Minerals included in items purchased by GGS originated from any of the Covered Countries. Given the relative recent adoption of the Rule and the OECD Framework, many suppliers did not have information to enable them to provide transparency with respect to the supply chain, though suppliers whose items included any of the Subject Minerals generally indicated a willingness to continue efforts to develop greater supply chain transparency.

The Company has not yet established a specific strategy with respect to continued trading with suppliers who are unable to develop transparency in the supply chain necessary to identify the source of any Subject Minerals. This is in part due to the relative newness of the requirements to track the source and supply chain of Subject Minerals and the still early-stage efforts by certain GGS’s suppliers (and upstream suppliers) to implement systems to improve supply chain transparency. Such a strategy will depend on the extent to which substitutes for items from such suppliers may be purchased from other suppliers with greater supply chain transparency, as well as the status of efforts by existing suppliers to mitigate risks that any Subject Minerals are sourced from mines in the Covered Countries that directly or indirectly support armed conflict. Given the relatively small number of suppliers, case-by-case analysis of each situation is likely to be the most appropriate strategy.

The Company believes that with limited exceptions, GGS’s purchasing activity with its suppliers is insignificant to the revenues and profitability of the suppliers, and, in the case of those limited exceptions, the Company believes that the purchasing activity of GGS’s direct suppliers is insignificant to the revenues and profitability of the suppliers to those direct suppliers. For example, GGS acquires the vehicles that form the platform of the bulk of GGS’s products from a subsidiary of a foreign-based, multinational corporation that is not itself subject to the Rule and is many orders of magnitude larger than GGS. The Company believes its size relative to that of its suppliers limits its ability to obtain information with respect to upstream suppliers from its direct suppliers and accordingly inhibits its ability to exercise due diligence under the OECD Framework.

To improve its diligence efforts in future years, GGS intends to encourage suppliers to provide relevant information on the EICC Conflict Minerals Reporting Template, which a number of suppliers used this year, to more clearly communicate its policy to suppliers regarding the sourcing of Subject Minerals, to provide new potential suppliers with requirements for identifying the source of any Subject Minerals included in products to be supplied prior to the selection of the supplier, and to further engage with existing suppliers to attempt to obtain information regarding upstream suppliers.

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